Wessanen

03003531

press release

Corporate Development &
Communications

82-4306

SUPPL

Amstelveen, January 20, 2003
(5.40 p.m.)

Wessanen increases stake in Natudis

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached with Hügli N.V., Switzerland, on acquiring 29.35% of the shares of Natudis B.V., Harderwijk. With this purchase Wessanen increases its stake from 41.30% to 70.65%. The remaining shares will remain in the ownership of Nico Broersen, managing director of Natudis B.V.

Natudis is the leading supplier and distributor of branded natural and health food products in the Netherlands. The company distributes approximately 10,000 different products to over 1,000 customers. With proprietary brands such as Natufood, De Rit, Ekoland and Molenaartje Natudis is market leader in the specialty store channel in the Benelux and ranks amongst the top three in Western Europe. In 2002, Natudis' annual sales amounted to approximately EUR 67 million.

The majority share of Wessanen perfectly fits the strategy of both companies, which is aimed at the marketing and distribution of healthy, natural food and specialties.

This transaction is subject to approval of the relevant competition authorities.

Executive Board
Koninklijke Wessanen nv

Note to the editors:
If you have any questions, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51; e-mail: corporate.communications@wessanen-hq.com

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